UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 7, 2006

CAMTEK LTD. ANNOUNCES RECORD RESULTS FOR Q2 2006

Camtek Achieved Record Revenues of $27.9 Million
Record Gross Profit of $15.2 million and Record Net Income of $5.2 million, with
$0.17 EPS

MIGDAL HAEMEK, Israel – August 7, 2006 – Camtek Ltd. (NASDAQ: CAMT), today announced record results for the second quarter ended June 30, 2006.

Revenues for the second quarter of 2006 were $27.9 million, 67% above $16.8 million in the second quarter of 2005, and up 12% sequentially from $24.9 million reported in the first quarter of 2006.

Gross profit margin for the second quarter of 2006 was 54.6%, compared to 49.7% for the second quarter of 2005, and 52.5% for the first quarter of 2006.

The Company reported second quarter net income of $5.2 million, or $0.17 per diluted share, compared to a net income of $1.5 million, or $0.05 per diluted share, in the second quarter of last year, and $4.4 million, or $0.16 per diluted share, in the first quarter of 2006.

Rafi Amit, Camtek’s CEO, commented: “Camtek’s operational and financial performance excelled this quarter. We continued building our strong position in the semiconductor manufacturing and packaging industry as our revenues from this industry reached $13 million and contributed 47% of our total revenues. We continue to see the same level of activity as last quarter in the PCB and HDI-S markets, which contributed $14.9 million to our revenues.”

Mr. Amit continued, “In parallel to our activities of supporting our growth, we have been developing new capabilities for all our served markets. We will announce a few of these capabilities in the near future.”

Mrs. Ronit Dulberg, Camtek’s CFO, added, “We are very pleased to have achieved the targets we have set for ourselves in terms of revenues, margins and profitability, which are the highest quarterly results we have ever recorded . It is worth noting that while we have been investing significant resources in expanding the organization, we were still able to record a positive operating cash flow of $3.4 million since the beginning of the year.”

Mr. Amit concluded, “Given our performance in the first half of the year, our current activity level and the signals we are receiving from our marketplaces, we feel comfortable with our previously updated guidance of $100-110 million revenues for the year. At this point we can estimate our third quarter revenues at the range of $26-30 million”.

Camtek will hold a conference call today, Monday August 7, 2006 at 11:00 EDT (for other time zones see below). Rafi Amit, CEO, Ronit Dulberg, Chief Financial Officer, and Yuval Attias, Director of finance, will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers below.

US:	1 866 860 9642	at 11 a.m. EDT
UK:	0 800 917 5108	at 4 p.m. GMT
Israel:	03 918 0600	at 6 p.m. Israel time
International:	+972 3 918 0600

The teleconference will be available for replay for 14 days on Camtek's website at http://www.camtek.co.il, beginning 48 hours after the call.

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny@gkir.com
ronitd@camtek.co.il		ehud@gkir.com

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	June 30,	December 31,
	2006	2005
	US dollars

ASSETS

CURRENT ASSETS
Cash and cash equivalents	25,399	8,714
Marketable securities	2,994	2,101
Accounts receivable, net	34,095	26,412
Inventories	33,944	24,942
Due from affiliates	238	290
Other current assets	3,917	2,817

Total current assets	100,587	65,276

Fixed assets, net	10,362	9,963

Total assets	110,949	75,239

LIABILITIES

CURRENT LIABILITIES
Accounts payable -trade	17,239	8,678
Other current liabilities	10,988	8,721

Total current liabilities	28,227	17,399

Convertible loan	5,000	5,000
Accrued severance pay, net of amounts funded	222	222

Total liabilities	33,449	22,621

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,095,516 in 2005 and 30,868,291 in 2006, outstanding
27,083,897 in 2005 and 29,856,672 in 2006	131	125
Additional paid-in capital	58,764	43,732
Deferred stock-based compensation	-	(221)
Accumulated other comprehensive income (loss)
Unrealized income (loss) on marketable securities	3	(2)
Retained earnings	19,595	9,977
Treasury stock, at cost (1,011,619 shares in 2005 and 2006)	(993)	(993)

	77,500	52,618

Total liabilities and shareholders' equity	110,949	75,239

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except share data)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2006	2005	2006	2005	2005

Revenues	52,756	25,912	27,876	16,771	63,032
Cost of revenues	24,477	13,809	12,660	8,435	32,781

Gross Profit	28,279	12,103	15,216	8,336	30,251

Research and development costs	4,894	3,862	2,457	2,043	8,469
Selling, general and administrative expenses	13,523	8,819	7,314	4,844	18,760

Total operating expenses	18,417	12,681	9,771	6,887	27,229

Operating income (loss)	9,862	(578)	5,445	1,449	3,022

Financial and other income (expenses), net	26	(308)	(80)	53	(320)

Income (loss) before income taxes	9,888	(886)	5,365	1,502	2,702
Provision for income taxes	270	-	170	-	-

Net income (loss)	9,618	(886)	5,195	1,502	2,702

Net income (loss) per ordinary share:

Basic	0.34	(0.03)	0.18	0.06	0.10

Diluted	0.33	(0.03)	0.17	0.05	0.10

Weighted average number of ordinary shares
outstanding:

Basic	28,270	27,203	29,173	27,205	27,253

Diluted	29,617	27,495	30,531	27,496	27,586